U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

NOVAGOLD RESOURCES INC.

(Exact name of registrant as specified in its charter)

NOVA SCOTIA	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employment Identification No.)

200 Granville Street, Suite 2300

Vancouver, BC V6C 1S4

(Address of principal executive offices)

Title of each class of securities to be so registered:	Name of each exchange on which each class is to be registered:

Rights to purchase Common Shares	American Stock Exchange Toronto Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

The Board of Directors of NovaGold Resources Inc. (the “Board”) adopted a shareholder rights plan (the “Rights Plan”) effective December 7, 2006 (the “Effective Date”) in order to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of NovaGold Resources Inc. (the “Company”).  The Rights Plan was not adopted in response to any proposal to acquire control of the Company.

For those interested in the specific terms of the Rights Agreement as made between the Company and Computershare Trust Company of Canada, as Rights Agent, dated December 7, 2006, we provide the following summary description.  Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A.

Item 1.              Description of Registrant’s Securities to be Registered.

PURPOSE OF RIGHTS PLAN

The primary objective of the Rights Plan is to (a) provide shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) provide the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

SUMMARY OF RIGHTS PLAN

Issue of Rights

The Company issued one right (a “Right”) in respect of each Common Share outstanding at 12:01 a.m. (Vancouver, Canada local time) on December 7, 2006 (the “Record Time”).  The Company will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

Rights Certificates and Transferability

Before the Separation Time, the Right will be evidenced by certificates for the Common Shares which are not transferable separate from the Common Shares.  From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the Common Shares.

Exercise of Rights

Rights are not exercisable before the Separation Time.  After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for the Exercise Price of $75 (subject to certain antidilution adjustments).  This Exercise Price is expected to be in excess of the estimated maximum value of the Common Shares during the term of the Rights Plan.  Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time

(defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Common Shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price.  Effectively, this means a Shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their Market Price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)           the securities have been deposited or tendered pursuant to a takeover bid, unless those securities have been taken up or paid for;

(b)           such person (including a fund manager, trust company, pension fund administrator, trustee or nondiscretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds or investment funds for others, as long as that person:

(i)            holds those Common Shares in the ordinary course of its business for the account of others;

(ii)           holds not more than 30% of the Common Shares (in the case of a pension fund administrator); and

(iii)          is not making a take-over bid or acting jointly or in concert with a person who is making a takeover bid; or

(iv)          such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)           the first date of public announcement that a person has become an Acquiring Person;

(b)           the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

(c)           the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of

(a)           the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)           the date immediately after the Company’s annual meeting of Shareholders to be held in 2010.

Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person provided the Flip-In Event is deemed to occur at the close of business on the tenth day after the Stock Acquisition Date.  Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)           the bid is made to all registered holders of Common Shares (other than Common Shares held by the Offeror), and for all Common Shares (other than the Common Shares held by the Offeror);

(b)           the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by Shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)           the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and

(d)           if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining Shareholders to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Bid is a take-over bid that:

(a)           is made while another Permitted Bid is in existence; and

(b)           satisfies all the requirements of a Permitted Bid except that the Common Shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made, and at such date more than 50% of the outstanding Common Shares held by Shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn.

Redemption of Rights

The Rights may be redeemed by the Board at its option with the prior approval of the Shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right.  In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

Waiver

Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares.  However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other takeover bid made by take-over bid circular to all registered holders of Common Shares before the expiry of that first bid.  Other waivers of the “Flip-In” provisions of the Rights Plan will require prior approval of the Shareholders of the Company.  The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Company’s annual meeting of Shareholders to be held in 2010.

Amending Power

Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, Shareholder or rightsholder approval is required for amendments to the Rights Plan.

Rights Agent

The Rights Agent is Computershare Trust Company of Canada.

Rightsholder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of the Company.

The foregoing description of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

Item 2.              Exhibits.

Exhibit Number:	Description of Exhibit:

4.1

Shareholder Rights Plan Agreement dated as of December 7, 2006, between NovaGold Resources Inc. and Computershare Trust Company of Canada, as Rights Agent, which includes the Form of Rights Certificate as Schedule 2.2(3)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: December 15, 2006

NOVAGOLD RESOURCES INC.

	By:	/s/ R.J. (Don) MacDonald
		Name:	R.J. (Don) MacDonald
		Title:	Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number:	Description of Exhibit:

4.1

Shareholder Rights Plan Agreement dated as of December 7, 2006, between NovaGold Resources Inc. and Computershare Trust Company of Canada, as Rights Agent, which includes the Form of Rights Certificate as Schedule 2.2(3)